UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP), the European Central Bank (“ECB”) has communicated to BBVA the minimum capital requirements for the year 2027.

In this regard, BBVA shall maintain at consolidated level a total capital ratio of 13.60% and a CET1 capital ratio of 9.36% effective from January 1, 2027. These capital ratios include a Pillar 2 requirement at a consolidated level of 1.70%, of which a minimum of 0.96% shall be met with CET11.

In addition, BBVA shall maintain, effective from January 1, 2027 at the individual level, a total capital ratio of 11.25% and a CET1 capital ratio of 7.75%.

Below is a table summarizing the minimum regulatory capital requirements applicable to BBVA at both the consolidated and individual level:

Capital requirements	BBVA Consolidated		BBVA S.A. (individual)
	CET 1	Total capital	CET 1	Total capital

Pillar 1	4.50%	8.00%	4.50%	8.00%

Pillar 2 (P2R)	0.96%	1.70%	N/A	N/A

Conservation buffer	2.50%	2.50%	2.50%	2.50%

Other Systemic Important Institution buffer	1.00%	1.00%	N/A	N/A

Systemic Risk buffer	0.01%	0.01%	0.02%	0.02%

Countercyclical buffer[2]	0.39%	0.39%	0.73%	0.73%

Total capital requirements	9.36%	13.60%	7.75%	11.25%

Madrid, October 26th, 2026

1 The general Pillar 2 requirement increases from 1.50% to 1.70% compared with the previous year, while the additional 0.12% requirement associated with the ECB’s prudential provisioning expectations, which had to be met entirely with CET1 capital, is no longer applicable.

2 The countercyclical buffer is estimated as of December 2026, using the outstanding exposures as of June 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 26, 2026	By:	/s/ Eduardo Ávila Zaragoza

	Name:	Eduardo Ávila Zaragoza
	Title:	Head of supervisory relations